Exhibit 99.3

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING ENERPLUS CORPORATION, CHORD ENERGY CORPORATION, SPARK ACQUISITION ULC AND THE SHAREHOLDERS OF ENERPLUS CORPORATION.

THE INFORMATION CIRCULAR (AS DEFINED BELOW) AND THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. IF YOU HAVE ANY QUESTIONS OR REQUIRE MORE INFORMATION WITH REGARD TO THE PROCEDURES FOR COMPLETING, EXECUTING AND RETURNING THIS LETTER OF TRANSMITTAL, PLEASE CONTACT TSX TRUST COMPANY AT 1-800-387-0825 (TOLL-FREE WITHIN NORTH AMERICA) OR 416-682-3860 (OUTSIDE OF NORTH AMERICA) OR BY E-MAIL AT shareholderinquiries@tmx.com.

ENERPLUS SHAREHOLDERS WHOSE COMMON SHARES ARE REGISTERED IN THE NAME OF AN INTERMEDIARY (SUCH AS A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER INTERMEDIARY) SHOULD NOT USE THIS LETTER OF TRANSMITTAL AND SHOULD CONTACT THAT INTERMEDIARY FOR INSTRUCTIONS AND ASSISTANCE IN DEPOSITING THOSE COMMON SHARES.

IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, TSX TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL

FOR USE BY REGISTERED HOLDERS OF COMMON SHARES
OF ENERPLUS CORPORATION

Please read the "Instructions" set out below carefully before completing this letter of transmittal.

TO:	ENERPLUS CORPORATION ("ENERPLUS")

AND TO:	CHORD ENERGY CORPORATION ("CHORD")

AND TO:	SPARK ACQUISITION ULC ("ACQUIRECO")

AND TO:	TSX TRUST COMPANY ("TSX TRUST" OR, THE "DEPOSITARY")

This letter of transmittal (the "Letter of Transmittal") is for use by registered holders ("Shareholders") of common shares ("Common Shares") of Enerplus in connection with the proposed plan of arrangement (the "Arrangement") involving the acquisition by Chord, through its wholly owned subsidiary AcquireCo, of all of the issued and outstanding Common Shares in exchange for cash consideration and shares of common stock of Chord, all as more fully described in the accompanying management information circular and proxy statement of Enerplus dated as of April 23, 2024 (the "Information Circular"). A copy of the Information Circular is available under Enerplus' profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The Information Circular is being delivered in connection with the special meeting of Shareholders to be held on May 24, 2024 (together with any adjournment or postponement thereof, the "Meeting") to approve the Arrangement. Capitalized terms used but not defined in this Letter of Transmittal have the meanings ascribed to them in the Information Circular. All dollar amounts set forth herein are expressed in United States dollars, except where otherwise indicated.

Pursuant to the Arrangement, at the Effective Time, Shareholders will transfer their Common Shares to AcquireCo and will receive, other than Dissenting Shareholders, for each Common Share held, 0.10125 of a share of common stock of Chord (each whole share a "Chord Share" and such consideration the "Share Consideration") and US$1.84 in cash (the "Cash Consideration" and together with the Share Consideration the "Consideration"). The Information Circular and in particular the section entitled "The Arrangement" contains additional details regarding the Consideration to be received by Shareholders pursuant to the Arrangement.

In order to receive the Share Consideration and Cash Consideration they are entitled to pursuant to the Arrangement registered Shareholders are required to deposit their Common Shares with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) or direct registration advice ("DRS Advice") for Common Shares deposited.

This Letter of Transmittal is for use by registered holders of Common Shares only and is not to be used by non-registered, beneficial holders of Common Shares. A non-registered holder does not have Common Shares registered in its name; rather, such Common Shares are registered in the name of the brokerage firm, bank or trust company through which it purchased the Common Shares or in the name of a clearing agency (such as CDS Clearing or Depositary Services Inc.) of which the intermediary is a participant. Non-registered holders of Common Shares should contact the nominee (i.e., broker, trust company, bank or other registered holder) that holds the certificates and/or DRS Advice(s) representing Common Shares on their behalf to arrange for assistance in depositing those Common Shares.

REGISTERED SHAREHOLDERS WHO DO NOT DELIVER A COMPLETED LETTER OF TRANSMITTAL, THEIR SHARE CERTIFICATE(S) OR DRS ADVICE(S) AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE DAY PRIOR TO THE THIRD (3RD) ANNIVERSARY OF THE EFFECTIVE DATE WILL FORFEIT THE CONSIDERATION IN RESPECT OF THEIR COMMON SHARES.

Whether or not a Shareholder delivers the required documentation to the Depositary, as of the Effective Time, it will cease to be a holder of Common Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which it is entitled under the Arrangement. In the case of Common Shares held by Shareholders who validly exercise their Dissent Rights in accordance with the Arrangement, such Common Shares shall be deemed to be, without any further act or formality by or on behalf of the Dissenting Shareholder, transferred to, and acquired by, AcquireCo (free and clear of all Liens). See "Dissent Rights" in the Information Circular.

No fractional Chord Shares will be issued under the Arrangement. Where the aggregate number of Chord Shares issuable to a Shareholder as Share Consideration would result in a fraction of a Chord Share being issuable, such Shareholder shall receive the nearest whole number of Chord Shares. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of Chord Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Chord Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares and/or Chord Shares, as applicable, registered in the name of or beneficially held by such Shareholder shall be aggregated. If the aggregate Cash Consideration payable to a Shareholder under the Arrangement would otherwise include a fraction of US$0.01, then the Cash Consideration payable shall be rounded down to the nearest whole US$0.01.

Any certificate and/or DRS Advice formerly representing Common Shares that is not deposited with this duly completed and signed Letter of Transmittal, or any payment made by way of cheque from the Depositary pursuant to the Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent any right or claim of any kind or nature against Chord, AcquireCo or Enerplus or any of their affiliates to the Consideration. On such date, the aggregate Consideration to which such former registered Shareholder was ultimately entitled (together with any distributions paid in trust to the Depositary in connection with any dividend or other distribution declared or made after the Effective Time with respect to the Chord Shares with a record date after the Effective Time) shall terminate and be deemed to have been surrendered and forfeited to Chord or AcquireCo, as applicable, together with all entitlements to dividends or distributions held for such former registered holder, for no consideration.

Please note that delivery of this Letter of Transmittal does not constitute a vote in favor of the Arrangement. To exercise your right to vote at the Meeting, you must complete and return the form of proxy that accompanies the Information Circular to TSX Trust Company (as detailed in the Information Circular) not later than 48 hours (exclusive of Saturdays, Sundays and statutory holidays in Calgary, Alberta and Toronto, Ontario) prior to the time of the Meeting or any adjournment(s) or postponement(s) thereof. See "General Proxy Matters" in the Information Circular.

Shareholders should be aware that there may be tax considerations applicable to them with respect to the Arrangement under applicable tax Laws in Canada, the United States and/or other jurisdictions. Certain tax considerations are summarized in the Information Circular; however, such summary is not intended to be legal or tax advice, and Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement with respect to their particular circumstances.

All Shareholders must complete Box D, "U.S. Status" and should complete and submit either (i) an IRS Form W--9 if they are a U.S. Person or (ii) the appropriate IRS Form W-8 if they are not a U.S. Person but provide an address in Box A or Box B that is in the United States or request payment of proceeds into an account maintained in the United States. See Instruction 13.

Please complete each of the steps set out below and carefully read the Information Circular and Instructions set out below before completing this Letter of Transmittal.

STEP 1

DESCRIBE THE COMMON SHARES BEING DEPOSITED

The undersigned registered Shareholder hereby delivers to the Depositary the enclosed certificate(s) and/or DRS Advice(s) representing the Common Shares to be exchanged for the Consideration to which they are entitled pursuant to and in accordance with the Arrangement, details of which are as follows:

DESCRIPTION OF COMMON SHARES DEPOSITED
Certificate Number(s) and/or DRS Advice Account Number(s), if applicable	Name in which Common Shares are registered (exactly as name appears)	Number of Common Shares Deposited

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

☐	Some or all of my certificates representing Common Shares have been lost, stolen or destroyed. (Check box if applicable and refer to Instruction 7.)

STEP 2

MAKE THE FOLLOWING DECLARATION

In order to receive the Consideration to which it is entitled pursuant to the Arrangement, the undersigned hereby:

1.	acknowledges receipt of the Information Circular;

2.	represents and warrants that the undersigned is the legal and registered owner of the Common Shares listed in Step 1 (the "Deposited Shares") and has good title thereto, free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver such Deposited Shares (including any certificates representing same);

3.	represents and warrants that the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares to any other person;

4.	represents and warrants that the delivery and surrender of the Deposited Shares complies with applicable Laws, and if the undersigned is a corporation, complies with its constating documents, and that the information provided herein by the Shareholder is true, accurate and complete as of the date hereof;

5.	represents and warrants that the undersigned has not filed a notice exercising Dissent Rights;

6.	acknowledges that the covenants, representations and warranties of the undersigned contained herein shall survive the completion of the Arrangement;

7.	represents and warrants that it is resident in the jurisdiction set out in "Address of Shareholder" on page 8 of this Letter of Transmittal;

8.	unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Deposited Shares;

9.	acknowledges that if the Arrangement is approved at the Meeting, including any adjournment(s) or postponement(s) thereof, unless the Arrangement is not subsequently completed, the deposit of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable and from and after the Effective Date, each certificate or DRS Advice which immediately prior to the Effective Date represented Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration to which the undersigned is entitled in accordance with the Arrangement;

10.	upon the completion of the Arrangement, directs the Depositary to issue, or cause to be issued, the Consideration to which the undersigned is entitled pursuant to the Arrangement, including any dividend or distribution to which it may be entitled in connection with the Share Consideration, in the name indicated on page 8, or as set forth in Box A, as applicable, and to send such Consideration by first class insured mail, postage prepaid to the address as indicated on page 8, or in Box B, as applicable, unless otherwise indicated under "Registration Instructions" or "Delivery Instructions" on page 9 of this Letter of Transmittal. If the undersigned wishes for the Depositary to hold its Consideration for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited, the undersigned will be required to complete Box C;

11.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of Common Shares for the Consideration pursuant to the terms of the Arrangement;

12.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

13.	by virtue of execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares pursuant to the Arrangement and the waiver of any defect or irregularity in the deposit of any Common Shares will be determined by Chord, in its sole discretion, and that any such determination shall be final and binding and acknowledges there shall be no duty or obligation on Chord, AcquireCo, Enerplus, the Depositary or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice;

14.	acknowledges that Chord, AcquireCo or Enerplus may be required to disclose certain personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to stock exchanges (including the TSX, NYSE and/or NASDAQ), securities regulatory authorities, applicable tax authorities, the Depositary, any parties to the Arrangement (including their respective legal counsel) and as otherwise required by any applicable Law;

15.	acknowledges and agrees that Chord, AcquireCo, Enerplus and the Depositary and their respective affiliates and agents (each, a "Withholding Agent") shall be entitled to deduct and withhold from all distributions or payments otherwise payable to any former Shareholder under the Arrangement, including from any dividend or other distribution payable on the Chord Shares deliverable to the undersigned, such amounts as the Withholding Agent is required to deduct and withhold with respect to such payment under the Tax Act, the Code or any other provision of any applicable federal, provincial, state, local or foreign Tax Law or treaty, in each case as amended. Any such amounts shall be deducted and withheld from the Consideration payable pursuant to the Arrangement and shall be treated for all purposes as having been paid or delivered to the former Shareholder in respect of which such deduction and withholding was made, provided that such deducted and withheld amounts are actually and reasonably timely remitted to the appropriate taxing authority;

16.	acknowledges the applicable Withholding Agent is permitted, pursuant to the Arrangement, to withhold and sell or otherwise dispose of such portion of the Chord Shares otherwise issuable to the Shareholder on their own account or through a broker (the "Broker") as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other reasonable costs and expenses) sufficient to fund any withholding obligation and to enable it to comply with such deduction or withholding requirement. To the extent that Chord Shares are so sold or disposed of, such withheld amounts, or such shares so sold or disposed of, shall be treated for all purposes as having been issued to the Shareholder in respect of which such sale or disposition was made, provided that such net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. The undersigned further acknowledges that neither the Withholding Agent or Broker, as applicable, shall be obligated to seek or obtain a minimum price for any of the Chord Shares sold or disposed of by it, as the case may be.

17.	acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential tax consequences to it of the Arrangement;

18.	acknowledges that the above-listed certificate(s) and/or DRS Advice(s) are hereby surrendered in exchange for the Consideration to which the undersigned is entitled to pursuant to the Arrangement;

19.	acknowledges that the delivery of the Deposited Shares shall be effected, and the risk of loss of such Deposited Shares shall pass, only upon proper receipt thereof by the Depositary; and

20.	by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with Chord, AcquireCo, Enerplus and the Depositary that any contract contemplated by the Arrangement and this Letter of Transmittal, as well as any documents relating thereto be drawn up exclusively in the English language. En signant la presente lettre de transmission, le soussigne est repute avoir convenu avec Chord, Enerplus et le depositaire que tous les contrats decoulant de l'offre et de la presente lettre de transmission et tous les documents afferents soient rediges exclusivement en Anglais.

If the Arrangement is not completed, the undersigned directs the Depositary to return the enclosed certificate(s) and/or DRS advice(s) (if applicable) representing Deposited Shares to the "Address of Shareholder" on page 7.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned hereby revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the above listed Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares.

The undersigned surrenders to AcquireCo, effective at the Effective Time, all right, title and interest in and to the above listed Deposited Shares and irrevocably appoints and constitutes an officer of Chord or any other person designated by Chord in writing as lawful attorney of the undersigned, with the full power of substitution to deliver the above listed Deposited Shares pursuant to the Arrangement and to effect the transfer of such Deposited Shares to AcquireCo, on the books of Enerplus.

It is understood, acknowledged and agreed that the undersigned will not receive the Consideration in respect of the above listed Deposited Shares until the certificate(s) and/or DRS Advice(s) representing such Deposited Shares, if applicable, owned by the undersigned are received by the Depositary at the address specified on the back page of this Letter of Transmittal, together with such additional documents as the Depositary may reasonably require, and until the same are processed for payment by the Depositary. The undersigned further represents and warrants that the payment of the Consideration in respect of the above listed Deposited Shares will completely discharge any obligations of Enerplus, Chord, AcquireCo and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein. The undersigned hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

[Signature Page Follows]

SIGNATURE GUARANTEE

(if required under Instructions 3 and 4 of the Instructions)

________________________________________________

Authorized Signature of Guarantor

________________________________________________

Name of Guarantor (please print or type)

________________________________________________

Address of Guarantor (please print or type)

SIGNATURE

All registered Shareholders must complete and sign below.

Dated:

________________________________________________

Signature of Shareholder or Authorized Representative (see Instructions 3 and 5)

________________________________________________

Signature of any Joint Holder

________________________________________________

Name of Shareholder (please print or type)

________________________________________________

Name of Authorized Representative, if applicable (please print or type)

________________________________________________

Address of Shareholder

________________________________________________

Telephone Number of Shareholder or Authorized Representative

________________________________________________

Email Address of Shareholder or Authorized Representative

________________________________________________

Income Tax Registration or Identification Number in Canada or Foreign Country (must be provided)

BOX A REGISTRATION INSTRUCTIONS (See Instruction 2)	BOX B SPECIAL DELIVERY INSTRUCTIONS (See Instruction 2)
☐ CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT); OR ISSUE DRS ADVICES FOR CHORD SHARES AND CHEQUE(S) IN THE NAME OF:

A DRS Advice representing the Share Consideration and a cheque representing the Cash Consideration, will be mailed to your existing registration (unless Box C is completed). If you would like your Consideration dispatched to a different address, please complete this BOX B .

SEND DRS ADVICE FOR CHORD SHARES AND CHEQUE(S) (UNLESS BOX C IS COMPLETED) TO:

Name:		Name:
	(please print)		(please print)
Address:		Address:

	(include postal or zip code)		(include postal or zip code)

Social Insurance Number:

BOX C SPECIAL PICK-UP INSTRUCTIONS
To be completed ONLY if the Share Consideration and/or Cash Consideration to which the undersigned is entitled pursuant to the Arrangement is to be picked-up at the office of the Depositary
☐ Check here if: (a) the Consideration is to be held for pick-up at the Toronto office of the Depositary (301 – 100 Adelaide Street West, Toronto ON M5H 4H1).

BOX D – U.S. STATUS ALL SHAREHOLDERS ARE REQUIRED TO COMPLETE THIS BOX (See Instruction 13)

☐       The Shareholder is a U.S. Person or a person acting for the account or benefit of a U.S. Person.

☐       The Shareholder is not a U.S. Person and is not a person acting for the account or benefit of a U.S. Person.

For the definition of "U.S. Person", see Instruction 13.

If you are a U.S. Person or are acting on behalf of a U.S. Person, then in order to avoid U.S. federal backup withholding you must complete and submit the IRS Form W-9 included with this Letter of Transmittal or otherwise provide certification that you are exempt from U.S. federal backup withholding, as provided in the instructions.

If you are not a U.S. Person, and you provide an address above in Box A or Box B that is located in the United States or request payment of proceeds into an account maintained in the United States, you must complete and submit an appropriate IRS Form W-8. If you require an IRS Form W-8, one can be obtained from the IRS website at www.irs.gov or by contacting the Depositary.

THE IRS FORM W-9 AND INSTRUCTIONS ARE INCLUDED WITH THIS LETTER OF TRANSMITTAL.

INSTRUCTIONS

1.	Use of Letter of Transmittal.

(a)	This Letter of Transmittal (or a manually executed facsimile copy or portable document form hereof) validly completed and duly executed as required by the instructions set forth below, together with certificates and/or DRS Advice(s) representing the Deposited Shares, if any, and all other documents required by the terms of the Arrangement and this Letter of Transmittal, must be received by the Depositary at one the offices specified on the back page of this Letter of Transmittal.

(b)	The method used to deliver this Letter of Transmittal and any certificates and/or DRS Advice(s) representing Deposited Shares, if any, and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by the Depositary. It is recommended that the necessary documentation be hand-delivered to the Depositary at one of its offices specified on the back page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used, a return receipt requested and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of an intermediary or broker which holds their Common Shares on their behalf should contact their intermediary or broker for assistance in depositing those Common Shares.

2.	Registration and Delivery Instructions. Box A – "Registration Instructions" must be completed by all Shareholders. In the event that Box A – "Registration Instructions" and Box B – "Delivery Instructions", as applicable, are not completed by a Shareholder, the Consideration to which a Shareholder is entitled pursuant to the Arrangement will be registered and issued in the name of such Shareholder as such name appears on the register of holders of Common Shares, and shall be delivered to the address otherwise indicated by the Shareholder, or where no such address is indicated, to the Shareholder's latest address appearing on the register of holders of Common Shares. See also Instruction 4 "Guarantee of Signatures" below.

3.	Signatures. This Letter of Transmittal must be validly completed and duly signed by the registered holder of Common Shares (or by such Shareholder's duly authorized representative in accordance with Instruction 5 below).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the certificate(s) and/or DRS Advice(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) and/or DRS Advise(s) without any change whatsoever, and the certificate(s) need not be endorsed.

(b)	If such transmitted certificate(s) and/or DRS Advice(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(c)	If Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be validly completed and duly signed as required by these instructions for each different registration.

(d)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Common Shares or if the Consideration is to be issued to a person other than the registered Shareholder(s) as shown on the register of Common Shares maintained by Enerplus' transfer agent:

(i)	such deposited certificate(s) representing Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures. If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Common Shares, or if the Consideration is to be issued to, or sent to a person other than the registered Shareholder(s) as shown on the register of Common Shares maintained by Enerplus' transfer agent, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary.

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks or trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations. Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Chord, AcquireCo, Enerplus or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous.

(a)	No Shareholders shall be entitled to receive any consideration with respect to Common Shares held by the Shareholder other than the Consideration to which such Shareholder is entitled to receive under the Arrangement, including dividends or distributions which may be payable on the Share Consideration.

(b)	If the space on this Letter of Transmittal is insufficient to list all certificates and/or DRS Advice(s) representing Deposited Shares, additional certificate numbers and/or DRS Advice Account Number(s), as applicable, the name in which such Common Shares are registered and the number of Common Shares deposited may be included on a separate signed list affixed to this Letter of Transmittal.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by the Depositary.

(d)	The Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

(e)	Additional copies of the Letter of Transmittal may be obtained on request and without charge from the Depositary by email or at its offices at the address listed on the back page of this Letter of Transmittal.

(f)	Chord reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

7.	Lost Certificates. If any certificate, that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to AcquireCo in exchange for the Consideration pursuant to the Arrangement has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary, together with an affidavit of that fact by the holder describing such loss. The Shareholder who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Chord and the Depositary in such amount as Chord and the Depositary may direct, or otherwise indemnify Chord and the Depositary in a manner satisfactory to Chord and the Depositary, against any claim that may be made against Chord or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

8.	Fractional Shares. No fractional Chord Shares will be issued under the Arrangement. Where the aggregate number of Chord Shares issuable to a Shareholder as Share Consideration would result in a fraction of a Chord Share being issuable, such Shareholder shall receive the nearest whole number of Chord Shares. For greater certainty where such fractional interest is greater than or equal to 0.5, the number of Chord Shares to be issued will be rounded up to the nearest whole number, and where such fractional interest is less than 0.5, the number of Chord Shares to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares and/or Chord Shares, as applicable, registered in the name of or beneficially held by such Shareholder shall be aggregated. If the aggregate Cash Consideration payable to a Shareholder under the Arrangement would otherwise include a fraction of $0.01, then the Cash Consideration payable shall be rounded down to the nearest whole $0.01.

9.	Cessation of Rights. Any certificate and/or DRS Advice formerly representing Common Shares that is not deposited with this duly completed and signed Letter of Transmittal and all other documents as required by the Arrangement, or any payment made by way of cheque from the Depositary pursuant to the Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the third anniversary of the Effective Date shall cease to represent any right or a claim of any kind or nature against Chord, AcquireCo or Enerplus to the Consideration. On such date, the aggregate Consideration to which such former registered Shareholder was ultimately entitled (together with any distributions paid in trust to the Depositary in connection with any dividend or other distribution declared or made after the Effective Time with respect to the Chord Shares with a record date after the Effective Time), shall terminate and be deemed to have been surrendered and forfeited to Chord or AcquireCo, as applicable, together with all entitlements to dividends or distributions thereon held for such former registered holder, for no consideration.

10.	Direct Registration System

(a)	Chord Shares to be issued pursuant to the Arrangement will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Chord Shares in "book-entry" form without having a physical certificate issued as evidence of ownership. Instead, your Chord Shares will be held in your name and registered electronically in Chord's records, which will be maintained by its transfer agent, Computershare Trust Company, N.A., as transfer agent ("Computershare"). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

(b)	Upon completion of the Arrangement you will receive initial DRS Advice(s) acknowledging the number of Chord Shares you hold in your DRS account. Each time you have any movement of Chord Shares into or out of your DRS account, you will be mailed an updated DRS Advice. You may request DRS Advice(s) at any time by contacting Computershare.

(c)	At any time you may request a certificate for all or a portion of the Chord Shares held in your DRS account by contacting Computershare. A certificate for the requested number of Chord Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

11.	No Interest Payable, Currency. Under no circumstances will interest on the Cash Consideration and/or Share Consideration, be paid by Chord, AcquireCo, Enerplus or the Depositary by reason of any delay in paying the Cash Consideration and/or the Share Consideration or otherwise.

The currency of the Cash Consideration will be in United States dollars.

12.	No dividend or other distribution declared or made after the Effective Time with respect to Chord Shares with a record date after the Effective Time shall be delivered to any Shareholder unless and until such holder shall have validly delivered the Deposited Shares or complied with the procedures for a lost, stolen or destroyed share certificate set forth herein. All such dividends shall be held in trust by the Depositary for the former holder of such Common Shares and, subject to applicable Law, at the time of compliance with the deposit instructions or lost certificate instructions as applicable, shall, in addition to the delivery of such Consideration to which such holder is entitled, be delivered to such holder, without interest, net of any amount deducted or withheld therefrom in accordance with the Arrangement.

13.	U.S. Federal Backup Withholding

(a)	For purposes of this Letter of Transmittal, a "U.S. Person" is a holder of Common Shares that is, for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity classified as a corporation) or a partnership (or other entity classified as a partnership) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more “United States persons” have the authority to control all substantial decisions of such trust.

(b)	U.S. federal income tax law generally requires that a U.S. Person who receives Consideration in exchange for Common Shares provide the Depositary with its correct Taxpayer Identification Number ("TIN"), which, in the case of a holder of Common Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption from backup withholding, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (the "IRS") and backup withholding (currently at a rate of 24%) on the Consideration received hereunder. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained by the holder from the IRS, provided that the required information is timely furnished to the IRS.

(c)	To prevent backup withholding, each U.S. Person must provide its correct TIN by properly completing the IRS Form W-9 included with this Letter of Transmittal, which requires such holder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such holder is awaiting a TIN); (b) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (c) that the holder is a U.S. Person (including a U.S. resident alien).

(d)	Certain U.S. Persons are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of the IRS Form W-9, specify its "Exempt payee code" and "Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code", as applicable, in the "Exemptions" box in accordance with the instructions of IRS Form W-9 on such form, and sign and date the form.

(e)	If a U.S. Person does not have a TIN, such holder should: (a) consult with its own U.S. tax advisor on applying for a TIN; (b) write "Applied For" in the space for the TIN in Part I of the IRS Form W-9; and (c) sign and date the IRS Form W-9 and the Certification of Awaiting Taxpayer Identification Number set out in this Letter of Transmittal. In such case, the Depositary may withhold 24% (under current law) of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within 60 days, such amounts will be paid over to the IRS.

(f)	If the IRS Form W-9 is not applicable to a registered Shareholder that checked the second box of "Box D -- U.S. Status" and provided an address above in Box A or Box B that is located in the United States or requested payment of proceeds into an account maintained in the United States, such holder will instead need to submit to the Depositary an appropriate and properly completed applicable IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption from backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8EXP or other form) may be obtained from the IRS website at www.irs.gov or by contacting the Depositary.

(g)	Chord, AcquireCo, Enerplus and the Depositary reserve the right, in their discretion, to take whatever steps are necessary to comply with their tax withholding obligations.

14.	Privacy Notice. The Depositary is committed to protecting your personal information. In the course of providing services to you and its corporate clients, the Depositary receives non-public personal information about you from, among other things, transactions the Depositary performs for you, forms you send the Depositary and other communications the Depositary has with you or your representatives. This information could include your name, address, social insurance number, securities holdings and other financial information. The Depositary uses such information to administer your account, to better serve your and the Depositary's clients' needs and for other lawful purposes relating to the Depositary's services. The Depositary has prepared a Privacy Policy to tell you more about its information practices and how your privacy is protected. A copy of the Privacy Policy is available at TMX Group, 300 – 100 Adelaide Street West, Toronto, Ontario Canada M5H 1S3, Attention: Privacy Compliance Officer or by E-mail: PrivacyOfficer@TMX.com. The Depositary will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

NOTE: FAILURE TO FURNISH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 24% (UNDER CURRENT LAW) OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THE ATTACHED IRS FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 24% (under current law) of the gross amount of Consideration paid to me pursuant to the Arrangement may be withheld.

Signature of U.S. Person:	Date:

A HOLDER WHO FAILS TO PROPERLY COMPLETE AND SUBMIT THE IRS FORM W-9 INCLUDED WITH THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% (UNDER CURRENT LAW) OF THE GROSS AMOUNT OF CONSIDERATION PAID TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING, IF ANY, WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS IN ACCORDANCE WITH APPLICABLE LAW. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8 AND, IF SO, THE APPLICABLE IRS FORM W-8.

Form W-9 (Rev. March 2024) Request for Taxpayer Identification Number and Certification Department of the Treasury Internal Revenue Service Go to www.irs.gov/FormW9 for instructions and the latest information. Give form to the requester. Do not send to the IRS. Before you begin. For guidance related to the purpose of Form W-9, see Purpose of Form, below. Print or type. See Specific Instructions on page 3. 1 Name of entity/individual. An entry is required. (For a sole proprietor or disregarded entity, enter the owner’s name on line 1, and enter the business/disregarded entity’s name on line 2.) 2 Business name/disregarded entity name, if different from above. 3a Check the appropriate box for federal tax classification of the entity/individual whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor C corporation S corporation Partnership Trust/estate LLC. Enter the tax classification (C = C corporation, S = S corporation, P = Partnership) . . . . Note: Check the “LLC” box above and, in the entry space, enter the appropriate code (C, S, or P) for the tax classification of the LLC, unless it is a disregarded entity. A disregarded entity should instead check the appropriate box for the tax classification of its owner. Other (see instructions) 3b If on line 3a you checked “Partnership” or “Trust/estate,” or checked “LLC” and entered “P” as its tax classification, and you are providing this form to a partnership, trust, or estate in which you have an ownership interest, check this box if you have any foreign partners, owners, or beneficiaries. See instructions . . . . . . . . . 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3): Exempt payee code (if any) Exemption from Foreign Account Tax Compliance Act (FATCA) reporting code (if any) (Applies to accounts maintained outside the United States.) 5 Address (number, street, and apt. or suite no.). See instructions. 6 City, state, and ZIP code Requester’s name and address (optional) 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. See also What Name and Number To Give the Requester for guidelines on whose number to enter. Social security number – – or Employer identification number – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and, generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. What’s New Line 3a has been modified to clarify how a disregarded entity completes this line. An LLC that is a disregarded entity should check the appropriate box for the tax classification of its owner. Otherwise, it should check the “LLC” box and enter its appropriate tax classification. New line 3b has been added to this form. A flow-through entity is required to complete this line to indicate that it has direct or indirect foreign partners, owners, or beneficiaries when it provides the Form W-9 to another flow-through entity in which it has an ownership interest. This change is intended to provide a flow-through entity with information regarding the status of its indirect foreign partners, owners, or beneficiaries, so that it can satisfy any applicable reporting requirements. For example, a partnership that has any indirect foreign partners may be required to complete Schedules K-2 and K-3. See the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS is giving you this form because they Cat. No. 10231X Form W-9 (Rev. 3-2024)

Form W-9 (Rev. 3-2024) Page 2 must obtain your correct taxpayer identification number (TIN), which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. • Form 1099-INT (interest earned or paid). • Form 1099-DIV (dividends, including those from stocks or mutual funds). • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds). • Form 1099-NEC (nonemployee compensation). • Form 1099-B (stock or mutual fund sales and certain other transactions by brokers). • Form 1099-S (proceeds from real estate transactions). • Form 1099-K (merchant card and third-party network transactions). • Form 1098 (home mortgage interest), 1098-E (student loan interest), and 1098-T (tuition). • Form 1099-C (canceled debt). • Form 1099-A (acquisition or abandonment of secured property). Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. Caution: If you don’t return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. By signing the filled-out form, you: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued); 2. Certify that you are not subject to backup withholding; or 3. Claim exemption from backup withholding if you are a U.S. exempt payee; and 4. Certify to your non-foreign status for purposes of withholding under chapter 3 or 4 of the Code (if applicable); and 5. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting is correct. See What Is FATCA Reporting, later, for further information. Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien; • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States; • An estate (other than a foreign estate); or • A domestic trust (as defined in Regulations section 301.7701-7). Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding. Payments made to foreign persons, including certain distributions, allocations of income, or transfers of sales proceeds, may be subject to withholding under chapter 3 or chapter 4 of the Code (sections 1441–1474). Under those rules, if a Form W-9 or other certification of non-foreign status has not been received, a withholding agent, transferee, or partnership (payor) generally applies presumption rules that may require the payor to withhold applicable tax from the recipient, owner, transferor, or partner (payee). See Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities. The following persons must provide Form W-9 to the payor for purposes of establishing its non-foreign status. • In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the disregarded entity. • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the grantor trust. • In the case of a U.S. trust (other than a grantor trust), the U.S. trust and not the beneficiaries of the trust. See Pub. 515 for more information on providing a Form W-9 or a certification of non-foreign status to avoid withholding. Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person (under Regulations section 1.1441-1(b)(2)(iv) or other applicable section for chapter 3 or 4 purposes), do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515). If you are a qualified foreign pension fund under Regulations section 1.897(l)-1(d), or a partnership that is wholly owned by qualified foreign pension funds, that is treated as a non-foreign person for purposes of section 1445 withholding, do not use Form W-9. Instead, use Form W-8EXP (or other certification of non-foreign status). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a saving clause. Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items. 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if their stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first Protocol) and is relying on this exception to claim an exemption from tax on their scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include, but are not limited to, interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third-party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester; 2. You do not certify your TIN when required (see the instructions for Part II for details); 3. The IRS tells the requester that you furnished an incorrect TIN; 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only); or 5. You do not certify to the requester that you are not subject to backup withholding, as described in item 4 under “By signing the filled-out form” above (for reportable interest and dividend accounts opened after 1983 only).

Form W-9 (Rev. 3-2024) Page 3 Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier. What Is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all U.S. account holders that are specified U.S. persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you are no longer tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. • Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name. Note for ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040 you filed with your application. • Sole proprietor. Enter your individual name as shown on your Form 1040 on line 1. Enter your business, trade, or “doing business as” (DBA) name on line 2. • Partnership, C corporation, S corporation, or LLC, other than a disregarded entity. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2. • Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. Enter any business, trade, or DBA name on line 2. • Disregarded entity. In general, a business entity that has a single owner, including an LLC, and is not a corporation, is disregarded as an entity separate from its owner (a disregarded entity). See Regulations section 301.7701-2(c)(2). A disregarded entity should check the appropriate box for the tax classification of its owner. Enter the owner’s name on line 1. The name of the owner entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name, trade name, DBA name, or disregarded entity name, enter it on line 2. Line 3a Check the appropriate box on line 3a for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3a. IF the entity/individual on line 1 is a(n) . . . THEN check the box for . . . • Corporation Corporation. • Individual or • Sole proprietorship Individual/sole proprietor. • LLC classified as a partnership for U.S. federal tax purposes or • LLC that has filed Form 8832 or 2553 electing to be taxed as a corporation Limited liability company and enter the appropriate tax classification: P = Partnership, C = C corporation, or S = S corporation. • Partnership Partnership. • Trust/estate Trust/estate. Line 3b Check this box if you are a partnership (including an LLC classified as a partnership for U.S. federal tax purposes), trust, or estate that has any foreign partners, owners, or beneficiaries, and you are providing this form to a partnership, trust, or estate, in which you have an ownership interest. You must check the box on line 3b if you receive a Form W-8 (or documentary evidence) from any partner, owner, or beneficiary establishing foreign status or if you receive a Form W-9 from any partner, owner, or beneficiary that has checked the box on line 3b. Note: A partnership that provides a Form W-9 and checks box 3b may be required to complete Schedules K-2 and K-3 (Form 1065). For more information, see the Partnership Instructions for Schedules K-2 and K-3 (Form 1065). If you are required to complete line 3b but fail to do so, you may not receive the information necessary to file a correct information return with the IRS or furnish a correct payee statement to your partners or beneficiaries. See, for example, sections 6698, 6722, and 6724 for penalties that may apply. Line 4 Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third-party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space on line 4. 1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

Form W-9 (Rev. 3-2024) Page 4 2—The United States or any of its agencies or instrumentalities. 3—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. 4—A foreign government or any of its political subdivisions, agencies, or instrumentalities. 5—A corporation. 6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or territory. 7—A futures commission merchant registered with the Commodity Futures Trading Commission. 8—A real estate investment trust. 9—An entity registered at all times during the tax year under the Investment Company Act of 1940. 10—A common trust fund operated by a bank under section 584(a). 11—A financial institution as defined under section 581. 12—A middleman known in the investment community as a nominee or custodian. 13—A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. IF the payment is for . . . THEN the payment is exempt for . . . • Interest and dividend payments All exempt payees except for 7. • Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. • Barter exchange transactions and patronage dividends Exempt payees 1 through 4. • Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 5.2 • Payments made in settlement of payment card or third-party network transactions Exempt payees 1 through 4. 1See Form 1099-MISC, Miscellaneous Information, and its instructions. 2However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) entered on the line for a FATCA exemption code. A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37). B—The United States or any of its agencies or instrumentalities. C—A state, the District of Columbia, a U.S. commonwealth or territory, or any of their political subdivisions or instrumentalities. D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i). E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i). F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state. G—A real estate investment trust. H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940. I—A common trust fund as defined in section 584(a). J—A bank as defined in section 581. K—A broker. L—A trust exempt from tax under section 664 or described in section 4947(a)(1). M—A tax-exempt trust under a section 403(b) plan or section 457(g) plan. Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, enter “NEW” at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have, and are not eligible to get, an SSN, your TIN is your IRS ITIN. Enter it in the entry space for the Social security number. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/EIN. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or Form SS-4 mailed to you within 15 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and enter “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. See also Establishing U.S. status for purposes of chapter 3 and chapter 4 withholding, earlier, for when you may instead be subject to withholding under chapter 3 or 4 of the Code. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 3-2024) Page 5 Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the certification as indicated in items 1 through 5 below. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification. 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third-party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) other than an account maintained by an FFI The actual owner of the account or, if combined funds, the first individual on the account1 3. Two or more U.S. persons (joint account maintained by an FFI) Each holder of the account 4. Custodial account of a minor (Uniform Gift to Minors Act) The minor2 5. a. The usual revocable savings trust (grantor is also trustee) The grantor-trustee1 b. So-called trust account that is not a legal or valid trust under state law The actual owner1 6. Sole proprietorship or disregarded entity owned by an individual The owner3 7. Grantor trust filing under Optional Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))** The grantor* For this type of account: Give name and EIN of: 8. Disregarded entity not owned by an individual The owner 9. A valid trust, estate, or pension trust Legal entity4 10. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 11. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 12. Partnership or multi-member LLC The partnership 13. A broker or registered nominee The broker or nominee 14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 15. Grantor trust filing Form 1041 or under the Optional Filing Method 2, requiring Form 1099 (see Regulations section 1.671-4(b)(2)(i)(B))** The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2Circle the minor’s name and furnish the minor’s SSN. 3You must show your individual name on line 1, and enter your business or DBA name, if any, on line 2. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) *Note: The grantor must also provide a Form W-9 to the trustee of the trust. **For more information on optional filing methods for grantor trusts, see the Instructions for Form 1041. Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records From Identity Theft Identity theft occurs when someone uses your personal information, such as your name, SSN, or other identifying information, without your permission to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax return preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity, or a questionable credit report, contact the IRS Identity Theft Hotline at 800-908-4490 or submit Form 14039. For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Form W-9 (Rev. 3-2024) Page 6 Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 877-777-4778 or TTY/TDD 800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027. Go to www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and territories for use in administering their laws. The information may also be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payors must generally withhold a percentage of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to the payor. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Arrangement is:

By Registered Mail, Standard Mail, Hand Delivery or by Courier:

TSX Trust Company

100 Adelaide Street West

Suite 301

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Toll Free in North America: 1-800-387-0825

Outside North America: 1-416-682-3860

E-Mail: shareholderinquiries@tmx.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and/ or email address set out above.